October 14, 2008

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Re:	iShares® Diversified Alternatives Trust

Dear Mr. McTiernan:

Thank you for your letter dated September 12, 2008 setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to the Registration Statement on form S-1 (Registration No. 333-153099) filed on August 20, 2008 (the “Registration Statement”) in respect of the continuous offering pursuant to Rule 415 under the Securities Act of 1933, as amended, of shares (the “Shares”) of the iShares® Diversified Alternatives Trust, a statutory trust created under the laws of the State of Delaware (the “Trust”). On the date hereof, Barclays Global Investors International, Inc., in its capacity as the sponsor of the Trust (in such capacity, the “Sponsor”), has filed Pre-Effective Amendment No. 1 to the Registration Statement.

The responses to the staff’s comments are set forth below. For convenience, we have re-typed in italics the staff’s comment preceding each response.

General

1.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the Prospectus. Such graphics and pictorial representations should not be included in any Preliminary Prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

At this time, it is not expected that the prospectus will include any graphics, maps, photographs, artwork or pictorial representations. Should there be a change in this regard, the Sponsor will provide copies of the relevant materials for the review of the staff prior to its inclusion in a prospectus that is distributed to prospective investors in the Shares.

2.	We note that the offering is conducted on a blind-pool basis and the trading advisor will have discretionary authority to make determinations with respect to the portfolio pursuant to arbitrage, technical and fundamental strategies. We also note that the only disclosure regarding the advisor’s experience or prior performance in commodities trading relates to a non-discretionary index-tracking pool. Please provide us a detailed description of the experience and prior performance of the advisor and the persons that will be making trading decisions for the advisor on behalf of the registrant with respect to discretionary commodity trading accounts, including those with a similar investment strategy to the registrant. We may have further comment upon our review of this information.

Neither the Advisor nor any of the individuals who will make trading decisions for the Advisor on behalf of the Trust has experience with respect to discretionary commodity trading accounts. Please refer to the disclosure in this regard contained under “Risk Factors—Risks Relating to the Trust and Investment in the Shares—The Trust will be subject to the risks associated with being newly organized” at page 23 of the prospectus.

Cover Page of Prospectus

3.	Please disclose the $50 initial offering price. Please see Regulation S-K, Item 501(b)(3).

The Trust will sell the initial shares to the Initial Authorized Participant at a per-share price of $50. However, the price at which the initial shares will be offered to the public by the Initial Authorized Participant will not necessarily be $50. As indicated in the last paragraph on the cover page of the prospectus, and consistent with Instruction 2 to Item 501(b)(3) of Regulation S-K, Authorized Participants, including the Initial Authorized Participant, may offer to the public Shares purchased from the Trust, “at a per-Share offering price that varies depending on, among other factors, the trading price of the Shares on NYSE Arca, the net asset value per Share and the supply and demand for the Shares at the time of the offer.”

Forward-Looking Statements, page iii

4.	We note your disclosure stating that none of the Sponsor or any other person assumes responsibility for the accuracy or completeness of any forward-looking statement. Please provide us the basis for your belief that there is no liability under the federal securities laws with respect to the accuracy of forward-looking statements.

The statement referred to by the staff does not purport to negate any liabilities that may arise under the federal securities laws of the United States, or any other laws. Obviously, such liabilities will arise or not, as contemplated in such laws. What the statement seeks to convey is the fact that, by including forward-looking statements in the prospectus, none of the listed persons is voluntarily assuming any liabilities not otherwise imposed by applicable laws or regulations.

Risk Factors, page 13

The positive performance of derivatives contracts, and therefore …, page 20

5.	It is unclear from the current disclosure how trading in derivative contracts could negatively impact the value of the shares. Please revise to clearly describe the risk.

The risk factor referred to by the staff has been deleted. Upon reflection, it appears that it did not address any risk specific to investors in the Trust.

The Trust’s use of leverage and/or short positions will involve special risks …, page 20

6.	Please explain the phrase “against the box” in plain English. Please see Rule 421(d).

The reference to short sales “that are not against-the-box” was inappropriate and has been removed.

The Trust will be subject to the risks associated with being newly organized, page 23

7.	You disclose that the success of the Trust will depend on a number of conditions that are beyond the control of the Trust. Please briefly disclose some examples of such conditions.

The risk factor has been revised to include examples, as requested by the staff.

You cannot be assured of the Sponsor’s or the Advisor’s continued services …, page 25

8.	Please describe how the discontinuance of the Sponsor’s or Advisor’s services would be detrimental to the Trust.

The risk factor has been revised to include the information requested by the staff.

Regulatory risks associated with futures contracts may adversely …, page 28

9.	Please specifically describe the regulatory risks associated with futures contracts that are facing the Trust.

The risk factor referred to by the staff in this comment has been combined with the risk factor referred to in comment 10. The revised risk factor now appears at page 27 of the prospectus under the heading “Changes to the regulatory regime applicable to futures contracts may have an adverse effect on the ability of the Trust to pursue its strategies and, therefore, result in a decreasing value of the Shares”.

Regulatory changes or actions may alter the nature of an investment in the Trust, page 29

10.	Please specifically describe possible future regulatory changes that may alter the nature of an investment in the Trust and how such possible changes would be detrimental to the Trust.

Please see the answer to comment number 9.

Business of the Trust, page 32

Computation of Trust’s Net Asset Value, page 35

11.	The seventh paragraph on page 36 is difficult to understand. Please revise.

The text has been revised, as requested by the staff.

The Advisor, page 49

12.	We note your disclosure that the Advisor will have discretionary authority to make all determinations with respect to the Portfolio’s assets, subject to specified limitations. Please disclose the limitations on the Advisor’s discretionary authority.

The limitations to the Advisor’s discretionary authority contained in the Investment Advisory Agreement have been described at the end of the first paragraph under the heading “The Advisor” (page 50 of the prospectus).

13.	Please disclose the persons that will have primary responsibility for making trading decisions for the advisor on behalf of the registrant. Please briefly describe the process for making trading decisions, including the involvement of the board.

Mr. Ryan Braniff, acting under the supervision of Mr. Alan Mason, will provide portfolio management and related services to the Advisor and will be responsible for the day to day management of the Portfolio on behalf of the Trust. Their biographical information has been added to the disclosure appearing on page 51. Additional disclosure related to the investment process has been added to pages 34 and 50. The Trust does not have a board of directors.

14.	Please disclose any other pools or accounts managed by the advisor or its principals that will concurrently pursue similar or conflicting investment strategies as the registrant.

The Advisor does not currently manage any pools or accounts that will concurrently pursue similar or conflicting strategies as those of the Trust. Nonetheless, certain Affiliates of the Advisor, including the Trustee, may currently or prospectively offer products or pursue proprietary strategies that utilize or include some or all of the strategies and/or exposures targeted by the Trust, or which compete or conflict with the Trust’s activities. Some of these products may pursue similar or conflicting strategies to the Trust. Additional disclosure has been added to Page 54 of the prospectus to further address certain potential conflicts between the Advisor and its Affiliates.

Plan of Distribution, page 69

15.	Please disclose that the initial Authorized Participant is acting as an underwriter.

The disclosure requested by the staff has been added in the first paragraph under the heading “Plan of Distribution” (page 70 of the prospectus).

16.	We note that the units will be offered through the selling efforts of broker-dealers who are members of FINRA. If known, prior to the effective date, please revise to identify the brokers or dealers that will participate in the offering and state the amount to be offered through each. Refer to Item 508 of Regulation S-K.

While it is not anticipated that the Authorized Participants will share with the Sponsor or the registrant their plans with respect to possible purchases of Baskets of Shares, if this information became known to the registrant prior to the effectiveness of the Registration Statement it will be included in the prospectus as required by Item 508 of Regulation S-K.

Outside Back Cover Page of the Prospectus

17.	Please provide the disclosure required by Regulation S-K, Item 502(b).

The disclosure required by Item 502(b) of Regulation S-K has been included in the outside back cover page of the prospectus.

Part Two, Statement of Additional Information

18.	Please revise the prospectus table of contents to include part two statement of additional information.

The change requested by the staff has been made.

Exhibit 16. Exhibits and Financial Statement Schedules, page II-1

19.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

The drafts of Trust Agreement, legal and tax opinions have been filed. Drafts of the remaining documents will be filed with future pre-effective amendments as they become available.

* * * * *

Please feel free to contact the undersigned at (212) 878-8075 or Edgard Alvarez at (202) 912-5007 with any questions or comments you may have regarding this matter.

Sincerely,

/s/ David Yeres

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